Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 Postbus 33 6800 LE Arnhem The Netherlands Tel 026 3778 911 Fax 026 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS STRENGTHENS PROGRAM AND CONSTRUCTION MANAGEMENT CAPABILITIES IN THE U.S.

ARNHEM, The Netherlands—November 5, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that it has acquired, through its US based subsidiary ARCADIS G&M, 100% of the shares of Diversity Partners, Inc., active under the brands Construction Dynamics Group, Inc. (CDG) and Lewis and Zimmerman Associates, Inc. (LZA). The companies, headquartered in Maryland, have combined revenues of US$ 23 million. The acquisition adds over 130 employees to ARCADIS, bringing the total number of employees in the U.S. to more than 2,300. Other financial details about the merger were not disclosed.

CDG specializes in providing planning, program management and construction management (PM/CM) services for public/private infrastructure facilities and buildings. The projects that are currently being managed by CDG have construction costs in excess of $900 million. LZA provides management consulting services to public institutions and corporations, specifically value engineering, process simplification and constructability reviews and risk analysis.

ARCADIS CEO Harrie Noy said: "The acquisition of these two firms continues our push to expand our PM/CM capabilities, as part of our strategy to grow into more value-added businesses. Previous acquisitions of PRC in the Netherlands, Homola in Germany and Logos in Brazil, combined with CDG and LZA gives us a powerful PM/CM network. We see good synergy between our PM/CM companies within our global network and an expanded ability to tackle larger and more complex projects for our clients. It also provides the opportunity to promote program and construction management services to other business sectors."

"Individually, our firms have strong name recognition and impeccable reputations in the industry," said Larry Zimmerman, CEO of CDG, "but together, we offer an even more dynamic array of services. By combining our businesses, we are building on each other's strengths and will continue to deliver outstanding service to our clients."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl or Andrew Reed of ARCADIS at 720.344.3500 or e-mail at areed@arcadis-us.com

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